EXHIBIT 99.1


                          [PUBLICIS GROUPE LOGO]

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                                 PRESS RELEASE
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     CONTACTS AT PUBLICIS GROUPE:

     PIERRE BENAICH, INVESTOR RELATIONS         +33 1 4443 6500

     EVE MAGNANT, CORPORATE COMMUNICATIONS      +33 1 4443 7025




                 GENERAL MEETING OF PUBLICIS GROUPE SHAREHOLDERS



     PARIS, JUNE 1, 2005--Publicis Groupe today held its Combined Ordinary and Extraordinary General Meeting jointly presided by Mrs. Elisabeth Badinter, Chair of the Supervisory Board, and Mr. Maurice Levy, Chairman & CEO.

     Maurice Levy reminded shareholders of main developments and results for the 2004 financial year, reviewed prospects for the current year and reiterated the Groupe's new target for operating margin, which is 17% in 2008.

     In particular, Maurice Levy stated that: "CURRENT TRENDS AND PROSPECTS FOR 2005 AND 2006 ARE HIGHLY FAVORABLE FOR PUBLICIS GROUPE. ORGANIC GROWTH SHOULD GATHER MOMENTUM BY STAGES, BUOYED BY NEW ACCOUNTS WON IN LATE 2004 AND EARLY 2005, WHILE PROFITABILITY SHOULD REMAIN ON THE RISE, HEADING UP TOWARDS OUR NEW TARGETS WITH THE SUPPORT OF WHAT ARE NOW HEALTHY, REGULAR CASH FLOWS."

     In her report, Mrs. Elisabeth Badinter commented on main improvements to corporate governance in 2004. Gerard Worms, Chairman of the Supervisory Board's Audit Committee, and Michel Cicurel, Chairman of its Appointments and Compensation Committee, then presented overviews of the work conducted by their committees in 2004.

     Shareholders than voted on the resolutions submitted to Ordinary and Extraordinary General Meetings, in particular APPROVING A DIVIDEND OF
     (EURO)0.30 PER SHARE, 15.4% higher than that paid for the 2003 financial year. Payment of the dividend to shareholders will commence on July 5, 2005.

     Shareholders renewed the mandate of Mr. Simon Badinter, Chairman & CEO of Media & Regies Europe, for six years, and ratified the cooptation of Mr. Tateo Mataki, President and CEO of Dentsu Inc., replacing Mr. Fumio Oshima on the Supervisory Board.

     They also renewed the mandate of Statutory Auditor Mazars & Guerard for a period of six years.


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     2004 IN REVIEW

     In 2004 Publicis Groupe successfully combined efforts to improve financial indicators and win new business.

     In this, it had THREE PRIORITIES:

     o GROWTH -- GAIN MARKET SHARE AND KEEP STEP WITH CLIENTS' EXPANSION

     O PROFITABILITY -- RAISE FULL-YEAR OPERATING MARGIN TO 15%

     O FINANCIAL STRENGTH -- CUT DEBT AND GENERATE SIGNIFICANTLY HIGHER CASH FLOWS.


     THE STRONGEST ORGANIC GROWTH IN FOUR YEARS

     REVENUES FOR 2004 CAME TO (EURO)3.83 BILLION, WITH ORGANIC GROWTH FOR THE YEAR AS A WHOLE REACHING 4%, its strongest since 2000. (Organic growth is calculated on the basis of constant scope of consolidation and exchange rates). Importantly, all geographical regions contributed to this performance, with organic growth reaching 2% in Europe, 2.7% in North America, 10% in the Asia-Pacific area, 15.9% in Latin America and 21.7% in the rest of the world.


     NET NEW BUSINESS REACHES RECORD HIGH IN 2004

     Net New Business reached $4.4 billion ((euro)3.5 billion) in 2004, the highest figure ever for Publicis Groupe, placing it second worldwide for New Business in rankings from major financial and trade publications.

     This performance clearly demonstrates the market's enthusiasm for Publicis Groupe offerings and was associated with unanimous recognition for the creativity of its networks at major advertising-industry events around the world:


     NEW TALENTS AND NEW ORGANIZATIONS TO CONSOLIDATE GROUPE STRENGTHS

     o On the MANAGEMENT BOARD, Jack Klues (50), CEO of Starcom MediaVest Group, replaced Roger Haupt.

     o The EXECUTIVE COMMITTEE (or "P-12") welcomed Steve King (45), Worldwide CEO of ZenithOptimedia, and Tom Bernardin (52), Chairman & CEO of Leo Burnett Worldwide.

     o LAUNCH OF PGM (PUBLICIS GROUPE MEDIA): offering a joint management structure for the Group's two media buying and media consultancy brands, Starcom MediaVest Group and ZenithOptimedia, the launch of PGM in September 2004 marked a major strategic development.

     o   Management   teams  of  the  Group's  main   networks   were  also
     significantly reinforced with a large number of appointments.


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     OPERATING MARGIN ABOVE TARGET AT 15.4%

     OPERATING MARGIN FOR 2004 CAME IN ABOVE THE 15% TARGET SET IN 2002 AT 15.4%, a rise of 110 basis points from 14.3% in 2003, and was once again among the top financial performances worldwide in the communications sector. The improved pace reflects completion of the integration of Bcom3. All geographical regions contributed to the rise in operating margin, although to differing degrees.


     NET INCOME UP 40%

     Net income excluding minority interests came to (euro)210 million, showing a rise of 40% from (euro)150 million in 2003. This reflects in particular a (euro)21 million fall in net interest expense and a significant decline in the effective tax rate, down 400 basis points from 37.8% in 2003 to 33.8% in 2004 following reorganization of the Group's legal structure. Exceptional items also contributed to the rise in net income.

     Net EPS before dilution showed a rise of 40%, matching that of net income, from (euro)0.82 in 2003 to (euro)1.15 in 2004, while fully diluted net EPS, allowing for all potential new shares, rose 29% from
     (euro)0.75 in 2003 to (euro)0.97.


     FOCUS ON CASH PROGRAM PROVES EFFECTIVE, WITH WORKING CAPITAL IMPROVING BY (EURO)299 MILLION

     WORKING CAPITAL improved significantly in 2004, freeing up (euro)299 million. This follows an improvement of (euro)232 million in 2003 to make up a total of (euro)531 million over two years. This impressive result clearly illustrates the mobilization of employees behind our Focus on Cash program.


     TARGETS FOR DEBT REDUCTION ACHIEVED TWO YEARS AHEAD OF SCHEDULE

     Excellent progress in treasury management contributed to a steep decline in DEBT, WHICH WAS HALVED from (euro)1,166 million at the end of 2003 to (euro)563 million at December 31, 2004. Average net debt for the year, a more significant indicator considering sharp seasonal variations, fell (euro)241 million from (euro)1,620 million in 2003 to
     (euro)1,379 million in 2004.

     The net debt/equity ratio improved markedly from 0.91 at the end of 2003 to 0.40, at the end of 2004, reflecting the combined effect of lower debt and the rise in shareholders' equity that resulted from the separation of equity warrants from bonds with equity warrants attached (OBSAs) when the bond component was redeemed. The ratio of operating income to net interest expense reached 15.1 and the ratio of net debt to operating income before depreciation and amortization came to 0.8.

     THE GROUP THUS ACHIEVED THE TARGETS ORIGINALLY SET FOR THE END OF 2006 TWO YEARS AHEAD OF SCHEDULE. These called for a debt/equity ratio below 0.50, a ratio of operating income to net interest expense above 12 and a ratio of net debt to operating income before depreciation and amortization below 1.5.


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     Publicis  Groupe  remains  firmly  committed  to its goal of obtaining official investment-grade rating.


     SIMPLIFICATION OF THE BALANCE SHEET

     In keeping with the commitment made at the end of 2003, Publicis Groupe took four important steps to implement its program to simplify the balance sheet:

     o Redemption of the bond component of bonds with attached equity warrants (OBSAs) for an amount of (euro)475 million and sale of Credit Linked Notes in an amount of (euro)380 million

     o Redemption of 62% of the nominal amount of 2018 OCEANEs (bonds convertible or exchangeable for new or existing shares) in an amount of (euro)464 million following the exercise of an additional put option granted to holders in February 2005

     o The Groupe's first straight bond issue for an amount of (euro)750 million in January 2005, oversubscribed three times

     o Improved  access to cash with the syndicated  credit  facility (Club
     Deal) raised to (euro)1 billion and its maturity simultaneously extended to five years.


     PUBLICIS GROUPE ENTERS THE CAC 40 INDEX

     On October 1, 2004, Publicis Groupe became a component of the CAC 40, Euronext's prime index for the Paris market. This puts Publicis Groupe on an equal footing with its main competitors around the world, all represented in the top indices for their national markets, and confirms its place as a leading stock in its sector.



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     PUBLICIS GROUPE (Euronext Paris:  FR0000130577 and member of the CAC40
     Index - NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

     Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

     Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM